Exhibit 1

TRANSACTIONS IN THE SECURITIES OF THE ISSUER

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share
8/14/2020	931,934	$0.788
8/18/2020	30,420	$0.737
8/19/2020	108,747	$0.699
8/20/2020	122,050	$0.682
8/21/2020	90,200	$0.667